FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 23, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for December 23, 2008 and incorporated by reference herein is the Registrant’s immediate report dated December 23, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: December 23, 2008

BLUEPHOENIX ANNOUNCES A MODERNIZATION CONTRACT WITH STATE
OF WISCONSIN DEPARTMENT OF WORKFORCE DEVELOPMENT (DWD)

CARY, NC – December 23, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the recognized leader in legacy modernization technology, today announced that it has signed a new modernization contract with the State of Wisconsin Department of Workforce Development to migrate its key IDMS systems to IBM’s DB2 environment.

This modernization project will begin with a global assessment, detailed analysis, data transformation and testing of four of DWD’s mission-critical systems, which process between 300,000 and 500,000 transactions daily plus additional batches each night. BluePhoenix Solutions will migrate these four systems databases and applications from DWD’s current IDMS (non-relational database) environment to IBM’s DB2 (relational database) environment, while remaining on the mainframe. This project will additionally include the conversion of several COBOL and COBOL-CICS programs that perform SQL I/O directly on the DB2 database.

“This contract win underscores the growing opportunity that exists today for BluePhoenix Solutions to diversify our customer base and continue to grow,” commented Yaron, Tchwella, President of BluePhoenix Solutions. “Particularly in tough economic times such as these, government agencies, just as their corporate counterparts, are faced with the need to provide the same or better services to their constituents on a lower budget. Of the seven competitors, DWD was convinced that our comprehensive modernization solutions offered the best solution and clearest ROI, where they would be able to realize significantly reduced total IT costs while maintaining the integrity of their ongoing operations. We appreciate DWD’s selection of our solution and look forward to the engagement.”

About The Wisconsin Department of Workforce Development:
The Wisconsin Department of Workforce Development (DWD) is the state agency responsible for providing job services, training and employment assistance to people looking for work, while working with employers on finding the necessary workers to fill current job openings. DWD provides a wide range of employment programs, including securing jobs for the disabled, promoting employment in the state through Wisconsin Job Centers, linking youth with jobs of tomorrow, protecting and enforcing worker’s rights, processing unemployment claims and ensuring workers compensation claims are paid in accordance with the law.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

Forward Looking Statement
SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+97299526110
vsagiv@bphx.com

Peter Seltzberg
646-415-8972
peter@haydenir.com